[Samsonite Corporation Letterhead]

November 23, 2005

U.S. Securities and Exchange Commission

Attention: William Choi

Mail Stop 3561

Division of Corporation Finance

100 F Street N.E.

Washington, D.C.  20549

Re:	Samsonite Corporation
Form 10-K for the Fiscal Year Ended January 31, 2005
Filed April 29, 2005
File No. 0-23214

Dear Mr. Choi:

This letter responds to your letter dated November 9, 2005 relating to comments of the staff of the Securities and Exchange Commission (the “Staff”) in connection with the above-referenced filing of Samsonite Corporation (the “Company”).

The Company’s response to the Staff’s comment follows the numbered comment contained in the November 9, 2005 letter, which we have reproduced below.

Form 10-K for the Fiscal Year Ended January 31, 2005

(2) Refinancing, Recapitalization and Convertible Preferred Stock, page F-11

1.                                      We have reviewed your response to comment 4 in our letter dated October 20, 2005, noting that you had obtained affirmative voting agreements at May 1, 2003 signed by over half the holders of your outstanding common stock and old preferred stock.  Please support your selection of May 1, 2003 as the commitment date by providing us with further detail regarding the shareholder approval process, including whether or not the transaction became legally enforceable with all holders of old preferred stock once majority approval was obtained.  Please also tell us whether or not your indenture agreement contained a solicitation period during which the shareholders could have revoked their agreements prior to the issuance date.  If there was such a solicitation period, please tell us how you determined that a May 1, 2003 commitment date was appropriate under the circumstances.

Company Response:

On May 1, 2003, the Company entered into a legally enforceable Recapitalization Agreement with the purchasers of the new preferred stock (the “New Investors”).

Concurrently with the execution of the Recapitalization Agreement, the New Investors entered into a legally enforceable Lock-Up, Support and Voting Agreement (the “Voting Agreement”) with certain existing holders (the “Supporting Stockholders”) of the Company’s 13 7/8% redeemable preferred stock (the “Old Preferred Stock”) and Common Stock.  The Supporting Stockholders represented an aggregate of 63.4% of the outstanding Old Preferred Stock and 50.9% of the outstanding Common Stock.

In order to effect the recapitalization transaction, the terms of the Old Preferred Stock needed to be amended.  Amendment of the terms of the Old Preferred Stock required the consent of the holders of a majority of the outstanding Old Preferred Stock, as well as the holders of a majority of the outstanding Common Stock.  The terms of the Old Preferred Stock were governed by the Certificate of Designation of the Powers, Preferences and Relative, Participating, Optional and Other Special Rights of 13 7/8% Senior Redeemable Exchangeable Preferred Stock and Qualifications, Limitations and Restrictions Thereof (the “Certificate of Designation”), filed with the Secretary of State of Delaware and forming a part of the Company’s Certificate of Incorporation.  The Certificate of Designation did not contain a solicitation period during which shareholders could have revoked their agreement prior to the issuance date.

Under the terms of the Voting Agreement, the Supporting Stockholders agreed to vote their respective shares of Old Preferred Stock and Common Stock and otherwise consent to, among other things, amending the Certificate of Designation and all other things necessary to implement the Recapitalization.  Although the Voting Agreement provided the Supporting Stockholders with a limited termination right if certain events occurred, such events were both remote and outside of the control of the Supporting Stockholders.(1)  Accordingly, as of May 1, 2003, the Company had the requisite consents to amend the terms of the Old Preferred Stock and each of the Supporting Stockholders was legally obligated to support the Recapitalization and did not have the ability to revoke or withdraw their consent .

The purpose of the amendment was to make the Old Preferred Stock automatically convertible (without further action by the Company or any security holder) into shares of new preferred stock, common stock and warrants to purchase common stock.  The Company and the New Investors deemed it advisable to give the holders of the Old Preferred Stock a choice as to what combination of new securities such holders desired to receive.  Under the terms of the amendment, upon the automatic conversion of the Old Preferred Stock, holders of the Old Preferred Stock would receive either (a) a combination of shares of new preferred stock and shares of Common Stock (“Option A”) or (b) a combination of shares of Common Stock and a warrant to purchase additional shares of Common Stock. In order to give each holder of Old Preferred Stock the same opportunity to elect which combination of securities they would receive upon the automatic conversion of the Old Preferred Stock, on June 30, 2003, the Company

(1)          These termination events were: (i) failure to consummate the recapitalization transaction within five months, (ii) the occurrence of a noncurable breach of the Voting Agreement by the New Investors, (iii) amendment of the Recapitalization Agreement in a manner that would be material and adverse to the Supporting Stockholders and (iv) termination of the Recapitalization Agreement.

launched a consent solicitation (the “Consent Solicitation”) and mailed a proxy statement in order to obtain (a) the formal written consent that had already been assured and (b) the election of consenting holders of the Old Preferred Stock as to which combination of securities they would receive.

When describing the amendment and the election, the Company informed the holders of the Old Preferred Stock and Common Stock that as a result of the Voting Agreements, it had already received the necessary votes in connection with the execution of the Recapitalization Agreement and that approval of the proposed amendment by the holders of Old Preferred Stock and Common Stock was assured.  Because the approval of the proposed amendment was assured, the terms of the Consent Solicitation made clear that holders who failed to make an election would be deemed to have elected to receive Option A upon the automatic conversion of the Old Preferred Stock.  Accordingly, a holder’s failure to make an election had no impact on the effectiveness of the amendment or whether the recapitalization transaction would be completed.

In light of the foregoing, the Company believes that its selection of May 1, 2003 as the commitment date was correct since there existed on that date legally enforceable and legally binding Voting Agreements that had the effect of binding all holders of the Old Preferred Stock as of that date.  The information presented in this letter has been reviewed by the Company’s outside legal counsel who agrees with the shareholder approval process as described herein.

[Note: The following comment and response relate to the Staff’s letter dated October 20, 2005.  The Company’s response below replaces its response contained in the Company’s letter dated November 3, 2005:]

(16) Other Income (Expense) - Net. page F-28

5.                                      We have reviewed your response to comment 16 in our letter dated September 12, 2005 and do not believe you have adequately supported your position that foreign currency transaction gains and losses are properly excluded from operating income.  Absent compelling evidence that income and losses on your foreign currency transactions are unrelated to transactions made during the ordinary course of your operations, we believe that the gains and losses should be classified in operating income.  Please tell us whether the underlying transactions which generate your foreign currency transaction gains and losses are transactions entered during the ordinary course of your operations, for example, in buying and selling products.  If you continue to believe that your current income statement classification is appropriate, please advise us in detail as to the basis for your position.  Otherwise please tell us how you intend to revise your filings.

Company Response:

Pursuant to a discussion with the Staff, the Company is amending its November 3, 2005 response to this comment.  As discussed, the Company will reclassify gains or losses from foreign currency transactions related to transactions made in the ordinary course of business, such as inventory purchases and general and administrative expenses.  Foreign currency gains or losses related to intercompany receivables and payables will remain classified in Other Income (Expense).  For the nine months ended October 31, 2005 and 2004 the Company had net gains (losses) related to intercompany receivables and payables of approximately $(559,000) and $(83,000), respectively.  As requested, in future filings the Company will reclassify foreign currency gains or losses related to transactions made in the ordinary course of business to cost of sales or selling, general and administrative expenses for all periods presented.

* * *

We appreciate the Staff’s efforts to provide us with comments on our filing.  Please feel free to contact me at 303-373-6373 if you have questions or require any additional information.

Sincerely,

/s/ Richard H. Wiley

Richard H. Wiley
Chief Financial Officer

cc: Andrew Blume, U.S. Securities and Exchange Commission